UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

On March 25, 2022, CEMEX, S.A.B. de C.V. (NYSE:CX) (“CEMEX” or the “Company”) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) about the resolutions adopted at CEMEX’s Ordinary General Shareholders meeting that was held on March 24, 2022.

The following is an unofficial English translation of the information that was provided to the Mexican Stock Exchange. In the event of any discrepancy between the English translation and the Spanish version of the information provided to the Mexican Stock Exchange, the Spanish version shall prevail:

Summary of the resolutions adopted at the Ordinary General Shareholders’ Meeting held pursuant to article 181 of the Mexican General Corporations Law (Ley General de Sociedades Mercantiles) being represented 42,733’584,756 (forty-two billion, seven hundred thirty-three million, five hundred eighty-four thousand, seven hundred fifty-six) shares of the 43,706’031,360 (forty-three billion, seven hundred six million, thirty-one thousand, three hundred sixty) shares with voting rights that constitute the capital stock which represents of 97.775% (ninety-seven point seven hundred seventy-five thousandths percent) of the outstanding share capital.

In relation to the First Item on the Agenda, by majority vote in favor and with the opposing vote of 11’280,293 (eleven million, two hundred eighty thousand, two hundred ninety-three) shares, the following Agreement was made:

FIRST: The following is approved:

a) The Chief Executive Officer’s Report regarding the Company’s performance during fiscal year 2021, the Company’s individual and consolidated Financial Statements of Financial Position, Income (Loss) Statements, Cash Flows Statements and Changes in Stockholders’ Equity Statements, for fiscal year 2021, together with their complementary notes; the Board of Directors’ Report on the transactions and activities in which it intervened during fiscal year 2021; the Annual Report on the activities of the Audit, Corporate Practices and Finance, and Sustainability Committees; the Report containing the main Accounting Policies and Guidelines criteria followed in the preparation of the financial information, as well as the Report on the review of the Company’s Tax Situation; and

b) The ratification of all the acts and actions carried out by the Chief Executive Officer, the Board of Directors and the Audit, Corporate Practices and Finance, and Sustainability Committees.

In relation to the Second Item on the Agenda, by majority vote in favor and with the opposing vote of 3’259,803 (three million, two hundred fifty-nine thousand, eight hundred three) shares, the following Agreement was made:

SECOND: The allocation of profits for the fiscal year ended December 31, 2021 was approved in the following terms:

(figures in constant millions of Mexican pesos as of December 31, 2021)

Initial retained earnings:	$33,782
Restitution of retained earnings	$—
2020 dividends:	$—
Earnings for the year ended December 31, 2021:	$15,184

Retained earnings remainder:	$48,966

In relation to the Third Item on the Agenda, by majority vote in favor and with the opposing vote of 5’570,111 (five million, five hundred seventy thousand, one hundred eleven) shares, the following Agreement was made:

THIRD: The following is approved:

a) To set the amount of U.S.$500,000,000.00 (five hundred million dollars of the United States of America 00/100) or its equivalent in Mexican pesos, as the maximum amount of resources that during fiscal year 2022, and until the next Annual Ordinary Shareholder’s Meeting is held, CEMEX, S.A.B. de C.V. may use for the acquisition of its own shares or securities that represent such shares.

b) Authorize the Company’s Board of Directors to determine the bases on which the acquisition and placement of said shares shall be instructed, designate the persons that shall make the decisions to acquire or place them, appoint those responsible for carrying out the transaction and giving the corresponding notices to the authorities. The Board of Directors and/or attorneys-in-fact or delegates appointed at the time, or the persons responsible for such transactions, shall determine in each case, whether the purchase shall be carried out with a charge to stockholders’ equity as long as the shares belong to the Company, or charged to the share capital, in case it is resolved to convert them into unsubscribed shares to be kept in treasury.

In relation to the Fourth Item on the Agenda, the following Agreements were made:

FOURTH: By majority vote in favor and with the opposing vote stated in each case, the following people were approved to be designated to CEMEX’s S.A.B. de C.V.’s Board of Directors:

Board Member	Type of Board Member	Votes Against

ROGELIO ZAMBRANO LOZANO	Non-Independent (Criteria: Relevant Executive within the Company)	433’938,350 (four hundred thirty-three million, nine hundred thirty-eight thousand, three hundred fifty) shares

FERNANDO ÁNGEL GONZÁLEZ OLIVIERI	Non-Independent (Criteria: Relevant Executive within the Company)	96’229,882 (ninety-six million, two hundred twenty-nine thousand, eight hundred eighty-two) shares

MARCELO ZAMBRANO LOZANO	Non-Independent (Criteria: First blood relative of the Board’s Chairman)	224’657,055 (two hundred twenty-four million, six hundred fifty-seven thousand, fifty-five) shares

ARMANDO J. GARCÍA SEGOVIA	Independent	325’556,910 (three hundred twenty-five million, five hundred fifty-six thousand, nine hundred and ten) shares

RODOLFO GARCÍA MURIEL	Independent	372’955,912 (three hundred seventy-two million, nine hundred fifty-five thousand, nine hundred twelve) shares

FRANCISCO JAVIER FERNÁNDEZ CARBAJAL	Independent	246’857,747 (two hundred forty-six, eight hundred fifty-seven thousand, seven hundred and seven) shares

ARMANDO GARZA SADA	Independent	1,002’431,514 (one billion, two million, four hundred thirty-one thousand, five hundred fourteen) shares

DAVID MARTÍNEZ GUZMÁN	Independent	104’842,427 (one hundred four million, eight hundred forty-two thousand, four hundred twenty-seven) shares

EVERARDO ELIZONDO ALMAGUER	Independent	122’599,496 (one hundred twenty-two million, five hundred ninety-nine thousand, four hundred ninety-six) shares

RAMIRO GERARDO VILLARREAL MORALES	Independent	148’733,109 (one hundred forty-eight million, seven hundred thirty-three thousand, one hundred nine) shares

GABRIEL JARAMILLO SANINT	Independent	70’650,579 (seventy million, six hundred fifty thousand, five hundred seventy-nine) shares

ISABEL MARÍA AGUILERA NAVARRO	Independent	190’390,214 (one hundred ninety million, three hundred ninety thousand, two hundred fourteen) shares

Based on the aforementioned criteria and the reports of each of the proposed persons, it was verified that none of the Directors indicated as Independent, is located in the assumptions indicated in article 26 of the Mexican Securities Market Law.

MR. ROGELIO ZAMBRANO LOZANO, MR. ROGER SALDAÑA MADERO and MR. RENÉ DELGADILLO GALVÁN are appointed as Chairman, Secretary and Alternate Secretary of the Board of Directors of CEMEX, S.A.B. de C.V., respectively, the last two without the character of Directors.

It was approved that the Directors are exempt from granting surety.

FIFTH: by majority vote in favor and with the opposing vote of 890’165,145 (eight hundred ninety million, one hundred sixty-five thousand, one hundred forty-five) shares, the following Agreement was made:

(a)	Appointing the following persons as members of CEMEX, S.A.B. de C.V.´s Audit Committee:

MR. EVERARDO ELIZONDO ALMAGUER

MR. RODOLFO GARCÍA MURIEL

MR. FRANCISCO JAVIER FERNANDEZ CARBAJAL

(b)	Appointing the following persons as members of CEMEX, S.A.B. de C.V.´s Corporate Practices and Finance Committee:

MR. FRANCISCO JAVIER FERNÁNDEZ CARBAJAL

MR. RODOLFO GARCÍA MURIEL

MR. ARMANDO GARZA SADA

(c)	Appointing the following persons as members of CEMEX, S.A.B. de C.V.´s Sustainability Committee:

MR. ARMANDO J. GARCÍA SEGOVIA

MR. FERNANDO ÁNGEL GONZÁLEZ OLIVIERI

MR. FRANCISCO JAVIER FERNÁNDEZ CARBAJAL

MR. MARCELO ZAMBRANO LOZANO

(d)

Appointing MR. EVERARDO ELIZONDO ALMAGUER, MR. FRANCISCO JAVIER FERNÁNDEZ CARBAJAL and MR. ARMANDO J. GARCÍA SEGOVIA as Presidents of CEMEX, S.A.B. de C.V.´s Audit Committee, Corporate Practices and Finance Committee and Sustainability Committee, respectively. The Secretary and Assistant Secretary of the Board of Directors will act as Secretary and Assistant Secretary of the Audit Committee, Corporate Practices and Finance Committee and Sustainability Committee, without forming part of the aforementioned committees.

In relation to the Fifth Item on the Agenda, by majority vote in favor and with the opposing vote of 34’087,803 thirty-four million, eighty-seven thousand, eight hundred and three) shares, the following Agreement was made:

SIXTH:

It is approved that, considering that the accumulated inflation in Mexico was 7.36% (seven point thirty-six percent), the honoraria for the meetings of the Board of Directors and the Committees of CEMEX, S.A.B. de C.V. for the period 2022-2023 are increased by a similar percentage, to be, in a gross amount and before taxes, paid the amount of MXN$481,000.00 (four hundred and eighty-one thousand Mexican pesos 00/100) to each of the Directors for each Board meeting attended, and in the amount of $116,000.00 M.N. (one hundred and sixteen thousand Mexican pesos 00/100) to each of the members of the Audit, Corporate Practices and Finance, and Sustainability Committees for each Committee meeting attended. The members of the Committees created by the Board of Directors will receive a maximum of the same compensation as the members of the Audit, Corporate Practices and Finance and Sustainability Committees.

In relation to the Sixth Item on the Agenda, by majority in favor and with the opposing vote of 1’275,073 (one million, two hundred seventy-five thousand, seventy-three) shares, the following Agreement was made:

SEVENTH: MR. ROGELIO ZAMBRANO LOZANO, MR. FERNANDO ÁNGEL GONZÁLEZ OLIVIERI, MR. ROGER SALDAÑA MADERO and MR. RENÉ DELGADILLO GALVÁN are appointed to appear, jointly or separately, before a Notary Public of their choice to record the minutes of this Shareholder’s Meeting and to formalize the Resolutions adopted and manage their registration in the corresponding Public Registry of Commerce, if necessary.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: March 25, 2022	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller